FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES ASSET SALE PROCESS;

AGREEMENTS SIGNED WITH NOTE HOLDERS, AND SPACING UNIT REDUCTION APPROVAL

(All amounts are in U.S. dollars)

Didsbury, Alberta – Friday, July 18, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announced that it has signed an Engagement Agreement with CB Securities Inc. (“CB Securities”) of Calgary to market JED’s northern Alberta oil and gas assets in the Steen River area of northern Alberta.

The properties offered for sale produce approximately 1,400 BOE/day weighted approximately 60% to light oil. JED holds high working interests in these operated properties that have mostly year round access and owned infrastructure. AJM Petroleum Consultants has estimated that the properties offered have 3.87 MMBOE of proved and probable remaining reserves, representing a 7.6 year reserve life index.

Darryl Derouin, President of CB Securities, stated, “Marketing materials will be available in early August, with bids expected in mid-September.  Potential purchasers can contact me in my Calgary office at 403-781-7041.”

Net proceeds from the asset sales will be used to redeem JED’s $40.240 million principal amount of 10% Senior Subordinated Convertible Notes (“Notes”) plus interest accruing from January 1, 2008, and to pay outstanding trade creditors.  The balance of proceeds will be used for the Company’s 2008/9 drilling program and general working capital.  The sales are expected to close by October 31, 2008 unless shareholder approval is required.  In that event, the sales are expected to close by November 21, 2008.  “We expect to be free of debt and ready to proceed building the Company when we complete this process,” stated Tom Jacobsen, JED’s CEO.

The Forbearance and Note Amending Agreement between JED and holders of a majority of the Notes containing the terms of the Term Sheet previously announced on June 25, 2008 was signed on July 1, 2008.  Following discussion with Mr. Derouin, the Company and Note holders agreed that the deadlines in the July 1st Forbearance Agreement did not provide adequate time to market the assets.  Accordingly JED and holders of a majority of the Notes signed an Amended and Restated Forbearance and Note Amending Agreement on July 11, 2008, which adopted the schedule of CB Securities for the asset sales and extended the Maturity Date of the Notes to either October 31, 2008 or November 21, 2008 if shareholder approval is required.

JED also announced that it has received Energy and Resource Conservation Board approval for reduced oil well spacing in its Marlowe Keg River H pool in the Steen River area.  The approval will allow for two wells per quarter section. “This approval will allow JED to plan three additional low risk development locations which should result in significant increases in production and reserves,” stated Jeff Huckle, VP Operations. Development plans for the Marlowe Keg River H pool consist of a total of five development locations for the 2008-2009 winter drilling season.  Since being brought into production in November of 2007, JED’s Marlowe Keg River H pool has cumulative production of approximately 118 MBOE from three producing wells.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

JED Oil News Release

July 18, 2008

This press release contains forward-looking statements.  The words “proposed”, “anticipated” and “scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The loan facility may not close.  The anticipated success and production of JED’s current drilling, work-over and tie-in opportunities may not be realized. Other factors that may affect future results include uncertainties involved in the dispute with one of our noteholders and other risk and uncertainties as are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Linda Latman  (212) 836-9609

(403) 335-2107

Lena Cati (212) 836-9611

Marcia Johnston, VP Legal & Corporate Affairs

         www.theequitygroup.com

(403) 335-2105

www.jedoil.com